Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Cal Dive International, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
–	Press Release of Cal Dive International, Inc. dated February 27, 2006.

PRESSRELEASE
www.caldive.com

Cal Dive International, Inc. · 400 N. Sam Houston Parkway E., Suite 400 · Houston, TX 77060-3500 · 281-618-0400 · fax: 281-618-0505

For Immediate Release			06-007
		Contact:	Wade Pursell
Date:	February 27, 2006	Title:	Chief Financial Officer

Cal Dive announces change of corporate name to
Helix Energy Solutions
HOUSTON, TX – Cal Dive International, Inc. (Nasdaq: CDIS) announced today that it is changing its corporate name to Helix Energy Solutions Group, Inc. (“Helix Energy Solutions”). The name change will be effective as of March 6, 2006 at which time the company will trade under the stock symbol HELX on the NASDAQ exchange. The company’s new website at www.HelixESG.com will also be rolled out on that date.
Owen Kratz, Chairman and Chief Executive Officer, stated, “It is with a tinge of sadness, but a lot of excitement, that we inform you of our plans to change our corporate name. The name “Cal Dive” has served us well since the 1960s; however, it is time to move on, as we clearly are no longer solely a diving services provider.
“We have long seen three undeniable trends in the oilfield industry environment: there will be more mature fields; more small oilfield discoveries; and more deepwater development projects. Since the early 1990s, we have been gradually positioning the company to achieve superior growth and financial returns from exploiting these trends. We have assembled a company with highly specialized people, assets and methodologies that we believe provide all of the necessary services to maximize the economics from marginal fields.
“We differentiate ourselves as a service contractor by taking equity interests in some of those fields. We started in 1992 with mature reservoirs in shallow water and more recently have secured working interests in several deepwater development fields. Following the closing of our acquisition of Remington Oil and Gas and the completion of the drilling upgrade to the Q4000, we will be able to identify, drill, develop, maintain and finally abandon our own reservoirs with the status of operator.
“The choice of an appropriate new name has perplexed us for many months; however, we believe that the acquisition of Helix RDS last year brought us a perfect answer. A helix is of course a spiral, but, more interestingly, a double helix is the natural shape that defines the structure of DNA, a basic building block of all of us. The two strands of the double helix are anti-parallel, which means that they run in opposite directions.

“The clear analogy for us is that we regard it as entirely natural for our strategy to have the two strands of energy service and production. These strands have also proven to be counter cyclical, as service activity lags changes in the commodity prices which drive production returns.
“Therefore, our new name will be HELIX ENERGY SOLUTIONS and we pledge to continue to focus on both high quality service provision and value adding oil and gas production, as a partner and operator.
“While we take the name of one subsidiary, we will on pass “Cal Dive” to our Shelf services business unit. We may then sell a minority stake in it via an initial public offering later this year. This press release does not constitute on offer of any securities for sale. The proceeds from such a sale would be used to help finance a planned investment program in service assets that are more core to our strategy, e.g., production facilities or even a second Q4000-type vessel.
“We look forward to the support of all our stakeholders as this “twist” of fate unfolds. In return we will strive daily to be as successful as “Cal Dive” has always been.”
Helix Energy Solutions, headquartered in Houston, Texas, is an energy service company which provides alternate solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including marine diving services, robotics, well operations, facilities ownership and oil and gas production.
FORWARD-LOOKING STATEMENTS
This press release and attached presentation contain forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Cal Dive or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, other risks described from time to time in our reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ending December 31, 2004; and, with respect to the proposed Remington merger, actual results could differ materially from Cal Dive’s expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Cal Dive’s and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements.
ADDITIONAL INFORMATION
Cal Dive and Remington will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Cal Dive and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Cal Dive and their ownership of Cal Dive stock is set forth in the proxy statement for Cal Dive’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.